Filed by Regeneration Technologies, Inc.
Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-6 under the Securities Exchange
Act of 1934
Subject Company: Tutogen Medical Inc.
Commission File No.: 001-16069

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include but are not limited to statements about the expected benefits of the business combination involving Regeneration Technologies, Inc. and Tutogen Medical Inc., including potential synergies and cost savings, future financial and operating results, and the combined company’s plans and objectives. In addition, except for historical information, any statements made in this communication about Regeneration Technologies’ anticipated financial results, growth rates, new product introductions, future operational improvements and results, regulatory approvals or changes to Regeneration Technologies’ agreements with its distributors also are forward-looking statements. Forward-looking statements are subject to risks and uncertainties, including the ability of Regeneration Technologies and Tutogen to integrate their businesses successfully and to realize the expected synergies and cost savings from the merger and the risks described in Regeneration Technologies’ public filings on file with the Securities and Exchange Commission. Actual results may differ materially from anticipated results reflected in these forward-looking statements. Copies of Regeneration Technologies’ S.E.C. filings may be obtained by contacting the company or the S.E.C. or by visiting Regeneration Technologies’ website at www.rtix.com or the S.E.C.’s website at www.sec.gov.

Important Additional Information and Where to Find It

The proposed merger will be submitted to the respective stockholders of Regeneration Technologies and Tutogen for their consideration, and Regeneration Technologies and Tutogen will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the S.E.C. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the S.E.C., as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regeneration Technologies and Tutogen, at the S.E.C.’s Internet website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Regeneration Technologies’ website (http://www.rtix.com) or Tutogen’s website (http://www.tutogen.com). Copies of the joint proxy statement/prospectus and the S.E.C. filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Thomas F. Rose, Vice President and CFO, Regeneration Technologies Inc., PO Box 2650, Alachua, FL 32616 or to L. Robert Johnston, CFO, Tutogen Medical Inc., 13709 Progress Blvd., Box 19, Alachua, FL 32615.

Regeneration Technologies and Tutogen, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Regeneration Technologies and Tutogen in connection with the proposed merger. Information about the directors and executive officers of Regeneration Technologies and their ownership of Regeneration Technologies common stock is set forth in the proxy statement, dated March 30, 2007, for Regeneration Technologies’ annual meeting of stockholders, as filed with the S.E.C. on a Schedule 14A. Information about the directors and executive officers of Tutogen and their ownership of Tutogen common stock is set forth in the proxy statement, dated February 5, 2007, for Tutogen’s annual meeting of stockholders, as filed with the S.E.C. on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

The following is RTIX - TTG Merger frequently asked questions for managers and supervisors.

Frequently Asked Questions

Managers/Supervisors of Domestic Employees

1.	What am I allowed to tell my employees? At this point, you should not tell employees anything that has not already been put into writing in the Q&As, or in the press release. It will be extremely important to keep employees focused on their current job responsibilities.

2.	Am I restricted to or from any types of communication mechanisms (i.e. email, word documents, verbal)? Please do not answer any questions related to this transaction in writing (email or other written/typed mechanism). Anything that is communicated in writing must be formally disclosed to the public, which is why we will be controlling written communication through a Web portal.

3.	When will I know which employees will be on my staff once this merger is complete? Will I have any advanced notice? What will the process be for assigning employees to different work groups? As the completion of the merger gets closer, VPs will be providing information to their work groups to plan for a smooth transition. Human Resources will play an active role in this process, as well.

4.	How will we determine what the right size of the organization will be and how will we determine who will be laid off, if layoffs are needed? Once the merger is complete, we will make an assessment of staffing needs associated with the new combined organization, and will determine at that time whether staffing adjustments will be made. If a layoff is necessary, a formal process will be put into place to determine who will be impacted.

5.	Am I able to make any work process changes in anticipation of merger closure? No, unless they are a normal part of current business.

6.	What can I do to prepare for the upcoming completion of the merger? Stay in close contact with your VP, and monitor the web portal.

7.	Should I continue to have HR recruit for my existing open positions knowing that I may not have a need for those openings once the merger is final? This is really case by case. Your VP will be discussing this with you in the very near future to determine the most prudent action to take with regard to recruiting for your own area.

8.	How can I settle my employees down and keep them focused on the tasks at hand during this time of uncertainty? First and foremost, acknowledge you understand there will be some unrest as we move closer to the merger being completed. Then, help employees focus on their current roles, responsibilities, and goals.

9.	How do I best answer the questions: “How will my job change, or Will I still have a job once the merger is complete?” from my employees? Same as #4.

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